UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35446

NOVADAQ TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

5090 Explorer Drive

Suite 202, Mississauga

Ontario, Canada L4W 4T9

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History.

A. Novadaq Technologies Inc. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on February 29, 2012, the date on which the Company filed a registration statement on Form 40-F registering its common shares, no par value (the “Common Shares”) pursuant to Section 12(b) of the Exchange Act

B. The Company has filed or furnished all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) on Form 40-F for the 12 months preceding the filing of this Form 15F.

Item 2. Recent United States Market Activity.

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on or about October 25, 2013, pursuant to a registration statement on Form F-10 filed with the Securities and Exchange Commission on October 11, 2013 and declared effective on October 23, 2013 The Company has not sold securities in the United States in any registered offering under the Securities Act in the 12 months preceding the filing of this Form 15F.

The Company does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statements under which securities remain unsold.

Item 3. Foreign Listing and Primary Trading Market.

A. The Common Shares are listed on the Toronto Shares Exchange (“TSX”) in Canada. The TSX constitutes the primary trading market for the Company’s Common Shares.

B. The date of the initial listing of the Common Shares on TSX was June 10, 2005. The Company has maintained the listing of the Common Shares on the TSX for at least 12 months prior to the filing of this Form 15F.

C. During the 12-month period beginning on August 15, 2016 and ended on August 15, 2017, 1.2% of trading in the Company’s Common Shares occurred on the TSX.

Item 4. Comparative Trading Volume Data.

Not Applicable.

Item 5. Alternative Record Holder Information.

As of August 30, 2017, the number of record holders of the Common Shares who are United States residents was 3,340. We have relied upon the assistance of Computershare, Inc. to determine the number of U.S. holders of the Common Shares.

Item 6. Debt Securities.

Not applicable.

Item 7. Notice Requirement.

A. On September 11, 2017, the Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 12(g) and Section 13(a) and Section 15(d) of the Exchange Act.

B. The press release described above was disseminated by Global Newswire in the United States. A copy of the press release was also furnished  under cover of a Form 6-K on September 11, 2017 and posted on the Company’s website (http://novadaq.com/).

Item 8. Prior Form 15 Filers.

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption.

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10. Exhibits.

None.

Item 11. Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Novadaq Technologies Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Novadaq Technologies Inc.. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Novadaq Technologies Inc.
Date: September 11 , 2017
	By:	/s/ J. Andrew Pierce
J. Andrew Pierce
President